Exhibit 2

DENISON MINES CORP.

Management’s Discussion and Analysis

Six Months Ended June 30, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of August 9, 2012 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the six months ended June 30, 2012. The interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: any other statements regarding Denison’s future expectations, beliefs, goals or prospects, the estimates of Denison’s mineral resources; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2012 available at http://www.sedar.com and in its Form 40-F available at http://www.sec.gov/edgar.shtml, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; property title risk; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: “This MD&A” may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

DENISON MINES CORP.

Management’s Discussion and Analysis

Six Months Ended June 30, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

OVERVIEW

Denison is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange under the symbol “DML” and the NYSE MKT Exchange under the symbol “DNN”.

Denison Mines Corp. is a uranium exploration and development company with interests in exploration and development projects in Saskatchewan, Zambia and Mongolia. As well, Denison has a 22.5% ownership interest in the McClean Lake uranium mill, located in northern Saskatchewan, which is one of the world’s largest uranium processing facilities. Denison’s exploration project portfolio includes the world class Phoenix deposit located on its 60% owned Wheeler River project also in the Athabasca Basin region of Saskatchewan.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (DES) division. Denison is also the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.

On June 29, 2012, the Company completed its previously announced transaction with Energy Fuels Inc. (“EFR”) whereby it sold its subsidiaries holding all of its mining assets and operations located in the United States (the “U.S. Mining Division”). In accordance with IFRS, the Company has restated the presentation of its statement of comprehensive income to include only the Company’s continuing operations in detail and to disclose the results of its U.S. Mining Division separately as a discontinued operation.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three months and six months ended June 30, 2012 and 2011.

(in thousands except for per share amounts)	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Results of Operations:
Total revenues	$2,431	$11,816	$6,035	$15,851
Net loss from continuing operations	1,695	9,938	11,207	16,366
Net loss from discontinued operations	50,361	3,811	92,836	4,450
Basic and diluted loss per share from continuing operations	0.01	0.03	0.03	0.04
Basic and diluted loss per share from discontinued operations	0.13	0.01	0.24	0.02

	As at June 30, 2012	As at December 31, 2011
Financial Position:
Working capital	$44,764	$93,516
Property, plant and equipment	242,558	367,370
Total assets	301,011	504,486
Total long-term liabilities	$29,813	$38,391

DENISON MINES CORP.

Management’s Discussion and Analysis

Six Months Ended June 30, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

RESULTS OF OPERATIONS

General

The Company recorded a net loss from continuing operations of $1,695,000 or $0.01 per share for the three months ended June 30, 2012 compared with a net loss from continuing operations of $9,938,000 or $0.03 per share for the same period in 2011. Net loss from discontinued operations totaled $50,361,000 or $0.13 per share for the three months ended June 30, 2012 compared to a net loss from discontinued operations of $3,811,000 or $0.01 per share for the three months ended June 30, 2011.

For the six months ended June 30, 2012, the net loss from continuing operations was $11,207,000 or $0.03 per share compared to a net loss from continuing operations of $16,366,000 or $0.04 per share for the six months ended June 30, 2011. The net loss from discontinued operations was $92,836,000 or $0.24 per share for the six months ended June 30, 2012 compared to a net loss of $4,450,000 or $0.02 per share for the six months ended June 30, 2011.

The results of the discontinued operations for the period include a charge of $53,865,000 for the three months and $97,944,000 for the six months ended June 30, 2012 related to an impairment of the U.S. Mining Division which was recorded as a result of the transaction with EFR.

Revenues

No uranium sales revenue occurred in the 2012 period outside of discontinued operations. In the 2011 period, the Company sold 117,000 pounds of U3O8 for total sales revenue of $7,693,000 in the Canadian mining segment.

Revenue from the environmental services division (“DES”) for the three months and six months ended June 30, 2012 was $1,996,000 and $5,165,000 compared to $3,647,000 and $7,131,000 in the same periods in 2011. Revenue is lower than 2011 due to the expiry of the Faro contract in March 2012.

Revenue from the management contract with Uranium Participation Corporation (“UPC”) for the three months and six months ended June 30, 2012 was $435,000 and $870,000 compared to $476,000 and $1,027,000 in the same periods in 2011.

Operating Expenses

Milling and Mining Expenses

The McClean Lake mill remains on stand-by. Operating costs for the three months and six months ended June 30, 2012 totaled $749,000 and $1,259,000 including stand-by costs compared to $242,000 and $354,000 for the three months and six months ended June 30, 2011. The Cigar Lake Joint Venture continues to pay nearly all of the stand-by expenses under the terms of the toll milling agreement. Operating costs were higher in 2012 than 2011 due to increased funding of the Surface Access Borehole Resource Extraction (“SABRE”, formerly known as MED) program, which is not part of stand-by costs.

Other

Operating costs include expenses relating to DES amounting to $2,065,000 for the three months and $5,086,000 for the six months ended June 30, 2012 compared to $3,425,000 and $6,835,000 for the same periods in 2011.

Mineral Property Exploration

Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, Mongolia and Zambia. For the three months ended June 30, 2012 exploration expenditures totaled $4,396,000 as compared to $2,442,000 for the three months ended June 30, 2011. For the six months ended June 30, 2012 exploration expenditures totaled $7,416,000 compared to $5,591,000 for the same period in 2011.

DENISON MINES CORP.

Management’s Discussion and Analysis

Six Months Ended June 30, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Denison’s share of exploration spending on its Canadian properties, located in the Athabasca Basin region of northern Saskatchewan, totaled $1,223,000 for the three months ended June 30, 2012 compared to $993,000 for the three months ended June 30, 2011 and totaled $3,818,000 for the six months ended June 30, 2012 compared to $3,723,000 for the six months ended June 30, 2011. The 2012 15,000 metre summer drilling program is underway on the Company’s 60% owned Wheeler River project. The program is focusing on drilling in Zones A and B. To date, no significant new mineralization has been identified. The results from 2011 and 2012 drilling will be used to prepare a revised resource estimate by the end of 2012. Drilling will also be carried out on three targets near the Phoenix deposit. The 2012 winter drilling program on Wheeler River consisted of a total of 25 holes for 12,468 metres, with the major focus directed to testing several areas interpreted to host fault controlled thickening or stacking of mineralization in Zone A of the Phoenix deposit.

Exploration expenditures of $2,516,000 for the three months ended June 30, 2012 ($664,000 for the three months ended June 30, 2011) and $2,822,000 for the six months ended June 30, 2012 ($969,000 for the six months ended June 30, 2011) were incurred in Mongolia on the Company’s joint venture properties. A 29,600 metre drill program has been completed on the Urt Tsav and Ulziit properties. The drilling on Ulziit successfully expanded the 2011 discovery.

The Company currently has an 85% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other party to the joint venture is the Mongolian government with a 15% interest. Under the Nuclear Energy Law of Mongolia, the Mongolian participant in the GSJV is entitled to hold a 34% to 51% interest in the GSJV, depending on the amount of historic exploration that was funded by the Government of Mongolia, to be acquired at no cost to the Mongolian participant. This interest would be held by Mon-Atom LLC, the Mongolian state-owned uranium company.

The Company and Mon-Atom are proceeding with restructuring the GSJV to meet the requirements of the Nuclear Energy law, pending receipt of mining licences and government reviews and authorizations. In March 2012, the Company acquired the 15% interest of Geologorazvedka, a Russian entity, for cash consideration of $742,000 and the release of Geologorazvedka’s share of unfunded joint venture obligations. This additional interest is expected to be transferred to Mon-Atom as part of the restructuring plan. The final restructuring of the GSJV is expected to result in the Company having its interest reduced to 66%. It is anticipated that the restructuring will be completed in 2012.

Exploration expenditures of $657,000 and $776,000 for the three and six months ended June 30, 2012 were made on the Company’s Mutanga project in Zambia as compared to $785,000 and $899,000 for the three and six months ended June 30, 2011. In 2012, the Company successfully increased the resources on the Mutanga project to 7.8 million lbs. in Measured and Indicated and 41.4 million lbs. in Inferred resources. A 15,000 metre drill program is ongoing on this project with the objective of further increasing the resources. Drilling to date has only intersected shallow, low-grade mineralization. The drill program is ongoing. In addition to drilling, metallurgical test work is being carried out to further confirm process criteria and recoveries.

General and Administrative

General and administrative expenses totaled $2,225,000 for the three months and $4,830,000 for the six months ended June 30, 2012 compared with $2,723,000 and $5,364,000 for the three months and six months ended June 30, 2011. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock option expense and other public company expenditures.

Other Income (Expenses)

Other income (expenses) totaled $4,738,000 for the three months and $375,000 for the six months ended June 30, 2012 compared with $(4,831,000) and $(7,510,000) for the three months and six months ended June 30, 2011. This consists primarily of foreign exchange gains (losses) which totaled $4,715,000 for the three months and $1,120,000 for the six months ended June 30, 2012 compared to $(3,848,000) for the three months and $(6,415,000) for the six months ended June 30, 2011. Also included in the 2012 period in the first quarter is $742,000 related to the buyout of Geologorazvedka’s 15% interest in the GSJV.

Discontinued Operations

On June 29, 2012, the Company and EFR completed a transaction (the “Transaction”) whereby EFR acquired the U.S. Mining Division from Denison in exchange for 425,441,494 common shares of EFR (the “EFR Share Consideration”). Immediately following the closing of the Transaction, Denison completed a Plan of Arrangement (the “Denison Arrangement”) whereby it reorganized its capital and distributed the EFR Share Consideration to Denison shareholders on a pro rata basis as a return of capital in the course of that reorganization. Upon completion of the Denison Arrangement, Denison shareholders of record on June 28, 2012 received approximately 1.106 common shares of EFR for each common share of the Company they owned while retaining their Denison shares.

DENISON MINES CORP.

Management’s Discussion and Analysis

Six Months Ended June 30, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

The Company accounted for the Transaction in accordance with the requirements of IFRIC 17 ‘Distribution of Non-Cash Assets to Owners’. One of the requirements of IFRIC 17 is to fair value the assets being distributed to shareholders, which in this case is the EFR shares.

Immediately prior to the sale, the Company tested the U.S. Mining Division for impairment using the fair value of the EFR Share Consideration as the recoverable amount. The recoverable amount was determined to be $79,395,000 based on 425,441,494 common shares of EFR to be received and distributed to the Company’s shareholders, a share price of CAD$0.19 per share and a CAD$ to USD$ foreign exchange rate of 0.9822.

In performing the impairment test, the Company concluded that the recoverable amount of the U.S. Mining Division was lower than its carrying value. As a result, the Company recognized an impairment charge of $53,865,000 in the three months ended June 30, 2012 and $97,944,000 in the six months ended June 30, 2012.

As a result of the Transaction, Denison has accounted for its U.S. Mining Division as a discontinued operation. Loss from discontinued operations totaled $50,361,000 for the three months ended June 30, 2012 and $92,836,000 for the six months ended June 30, 2012 compared to $3,811,000 and $4,450,000 for the comparable periods in 2011. The loss in 2012 is primarily attributable to impairment charges of $53,865,000 for the three months and $97,944,000 for the six months ended June 30, 2012.

Sales were 267,000 pounds U3O8 at an average price of $55.19 per pound for total uranium sales revenue of $14,716,000 for the three months ended June 30, 2012 and were 647,000 pounds U3O8 at an average price of $57.86 per pound for total uranium sales revenue of $37,419,000 for the six months ended June 30, 2012.

Production was 311,000 pounds U3O8 for three months and 725,000 pounds U3O8 for the six months ended June 30, 2012.

OUTLOOK FOR 2012

Business Development

Denison’s plans for Canada, Zambia and Mongolia are not anticipated to change for 2012 as a result of the Transaction. Total expenditures on development and exploration projects in 2012, excluding the U.S., are estimated at $22.3 million.

In Canada in 2012, Denison will manage or participate in six exploration programs, of which Wheeler River will continue to be the primary focus. The total budget for these programs is CAD$11.7 million of which Denison’s share is CAD$7.8 million. At Wheeler River, a 12,468 metre winter drill program is complete and a 15,000 metre summer drill program began in early June. Total cost for the Wheeler River program is estimated at CAD$6.8 million (Denison’s share CAD$4.1 million). Exploration work is also being carried out this summer on the Moore Lake and Wolly projects.

In Canada, a total of $3.5 million is expected to be spent by Denison on development stage projects in 2012. The McClean North underground development feasibility study is being expanded to include the Sue D and Caribou deposits, along with continued evaluation and approval of the Environmental Assessment for the Midwest development project. A planned three-hole production test of the SABRE mining method is being carried out on one of the McClean North ore pods.

In Zambia, the 15,000 metre drill program will be completed. In addition, metallurgical test work is ongoing as well as several social programs in the local area. The Zambian program for the year will total an estimated $7.1 million.

In Mongolia, a $4.3 million exploration program is projected. The 29,600 metre drilling program on the Urt Tsav and Ulziit properties is complete. Discussions to finalize the GSJV restructuring will restart in September with the government and regulatory authorities following the June election.

DENISON MINES CORP.

Management’s Discussion and Analysis

Six Months Ended June 30, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

SUMMARY OF QUARTERLY FINANCIAL RESULTS

	2012	2012	2011	2011
(in thousands except for per share amounts)	Q2	Q1	Q4	Q3
Total revenues	$2,431	$3,604	$4,432	$5,513
Net income (loss) from continuing operations	(1,695)	(9,512)	(16,039)	7,853
Net income (loss) from discontinued operations	(50,361)	(42,475)	(49,498)	7,631
Basic and diluted earnings (loss) per share from continued operations	(0.01)	(0.03)	(0.04)	0.02
Basic and diluted earnings (loss) per share from discontinued operations	(0.13)	(0.11)	(0.13)	0.02

	2011	2011	2010	2010
(in thousands except for per share amounts)	Q2	Q1	Q4	Q3
Total revenues	$11,816	$4,035	$7,549	$16,486
Net income (loss) from continuing operations	(9,938)	(6,428)	(12,881)	(7,448)
Net income (loss) from discontinued operations	(3,811)	(639)	3,488	1,930
Basic and diluted earnings (loss) per share from continued operations	(0.03)	(0.02)	(0.04)	(0.02)
Basic and diluted earnings (loss) per share from discontinued operations	(0.01)	—	0.01	0.01

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $46,010,000 at June 30, 2012 compared with $53,515,000 at December 31, 2011. The decrease of $7,505,000 was due primarily to expenditures on property, plant and equipment totaling $10,759,000 offset by cash provided by operations of $4,206,000.

Net cash provided by operating activities of $4,206,000 during the six months ended June 30, 2012 is comprised of net loss for the period adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include an increase of $13,979,000 in inventories and a decrease of $8,972,000 in trade and other receivables.

Net cash used in investing activities was $12,011,000 consisting primarily of expenditures on property, plant and equipment of $10,759,000, an increase in restricted cash of $814,000 and cash divested of $552,000.

Net cash from financing activities totaled $77,000 consisting of an increase in debt obligations.

In total, these sources and uses of cash resulted in a net cash outflow after the effect of foreign exchange of $7,505,000 during the period.

On June 28, 2012, the Company put in place a revolving term credit facility (the “Credit Facility”) for $15,000,000. The Credit Facility contains a covenant to maintain a certain level of tangible net worth, which must be greater than or equal to the sum of $230,000,000 plus an amount equal to (i) 50% of each equity issue from and including March 31, 2012 and 50% of positive net income in each fiscal quarter from and including March 31, 2012. The Credit Facility terminates on June 28, 2013. There is no debt outstanding under this facility; however $9,526,000 of the line was used as collateral for certain letters of credit at June 30, 2012.

The Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of Denison Mines Inc. (“DMI”). DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. The Credit Facility is subject to a standby fee of 1%.

DENISON MINES CORP.

Management’s Discussion and Analysis

Six Months Ended June 30, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CAD$100,000,000 and CAD$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CAD$200,000,000; c) a fee of CAD$200,000 upon the completion of each equity financing where proceeds to UPC exceed CAD$20,000,000; d) a fee of CAD$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CAD$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CAD$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.

The following transactions were incurred with UPC for the periods noted below:

(in thousands)	Three Months Ended June 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Revenue
Management fees	$435	$476	$870	$1,027

Total	$435	$476	$870	$1,027

At June 30, 2012, accounts receivable includes $185,000 (December 31, 2011—$226,000) due from UPC with respect to the fees indicated above.

Other

The Company has incurred management and administrative service fees of $16,000 in the three months ended June 30, 2012 ($105,000 for the three months ended June 30, 2011) and $37,000 for the six months ended June 30, 2012 ($136,000 for the six months ended June 30, 2011) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services.

Korea Electric Power Corporation

In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. As part of the Transaction, the offtake agreement was assigned to EFR. In June 2009, KEPCO also purchased 58,000,000 common shares of Denison representing approximately 17% of the issued and outstanding capital. Pursuant to a strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. KEPCO also has the right to require Denison to nominate two persons designated by KEPCO to Denison’s board of directors if KEPCO holds at least a 15% share interest in Denison (or one director if KEPCO’s share interest is between 5% and 15%). Currently, KEPCO’s interest in Denison is approximately 15.08%. Under the strategic relationship agreement, two representatives from KEPCO have been appointed to Denison’s board of directors.

The strategic relationship agreement also provides KEPCO with a right of first opportunity if Denison intends to sell any of its substantial assets. KEPCO did not exercise the right in respect of the Transaction. Similarly, the agreement provides KEPCO with a right to participate in certain purchases of substantial assets which Denison proposes to acquire.

DENISON MINES CORP.

Management’s Discussion and Analysis

Six Months Ended June 30, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

OUTSTANDING SHARE DATA

At August 9, 2012, there were 384,660,915 common shares issued and outstanding and 9,217,515 stock options outstanding for a total of 393,878,430 common shares on a fully-diluted basis.

CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s second fiscal quarter of 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISK FACTORS

There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed in the Company’s Annual Information Form dated March 28, 2012 and in the Company’s annual MD&A dated March 9, 2012, both available at www.sedar.com, and in the Company’s Form 40-F available at www.sec.gov.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or under the supervision of Lawson Forand, P. Geo., the Company’s Exploration Manager Saskatchewan, and Terry Wetz, P.E., the Company’s Vice President, Project Development, who are Qualified Persons in accordance with the requirements of NI 43-101.